Exhibit 99.2

ALARUM TECHNOLOGIES LTD.

TEL AVIV, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 30, 2026

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Alarum Technologies Ltd. (the “Company”) for use at the Company’s annual general meeting of shareholders (the “Meeting”) to be held on December 30, 2026, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the American Depositary Shares representing the Company’s ordinary shares, no par value, and ordinary shares, no par value, of the Company (the “ADSs” and “Ordinary Shares”, respectively) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (the “Proxy Statement”), the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in the Proxy Statement.

Two or more shareholders present, personally or by proxy, holding no less than 15% (fifteen percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until December 30, 2026, at 5:00 p.m. Israel time (the “Adjourned Meeting”). If a quorum is not present at the Adjourned Meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Proposal 3 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) of the outstanding voting rights of the Company), to the Company’s offices, or via email (contact details below), no later than November 12, 2026.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company (contact details below). Any Position Statement received will be furnished to the Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than December 20, 2026. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to any Position Statement will be submitted no later than December 25, 2026.

Contact details: Alarum Technologies Ltd., c/o Mr. Shai Avnit, the Company’s Chief Financial Officer, or Adv. Omer Weiss, the Company’s Corporate Legal Counsel, at 8 Yitzhak Sadeh Street, Tel-Aviv, 6777508 Israel, e-mail addresses: shai.avnit@alarum.ltd; omer.weiss@alarum.ltd.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved, pursuant to the recommendation of the Company’s audit committee, the re-appointment of the accounting firm of PwC Israel, Certified Public Accountants (“PwC Israel”), as the independent auditor of the Company until the next annual general meeting of the Company’s shareholders, after examining, among other things, PwC Israel’s expertise, experience in the industry in which the Company operates, the length of time it has served as an auditor of the Company and its independence as an auditor, and asks the Company’s shareholders to authorize the Board of Directors to determine their remuneration until the next annual general meeting.

The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to PwC Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 19, 2026.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint PwC Israel as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-APPOINT MS. RAKEFET REMIGOLSKI AND MR. YEHUDA HALFON, EACH AS A CLASS I DIRECTOR OF THE COMPANY

Background

Under the Companies Law and the Company’s amended and restated articles of association (the “Articles”), the policy and supervision of the Company’s business are vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to the Company’s shareholders.

The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Board of Directors currently consists of six directors. In accordance with the Articles, the Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders, provided that such majority constitutes more than 50% of the Company’s issued and outstanding share capital, or upon the occurrence of certain events, in accordance with the Companies Law and the Articles.

The Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Ms. Rakefet Remigolski and Mr. Yehuda Halfon, whose current terms expire at the Meeting;

(ii)	The Company’s Class II directors are Mr. Shachar Daniel and Mr. Moshe Tal, whose current terms expire at the Company’s 2027 annual general meeting and until the election and qualification of their respective successors; and

(iii)	The Company’s Class III directors are Mr. Chen Katz and Mr. Avi Rubinstein, whose current terms expire at the Company’s 2028 annual general meeting and until the election and qualification of their respective successors.

The Board of Directors has approved the nomination of Ms. Remigolski and Mr. Halfon for re-appointment to the Board of Directors, each as a Class I director for a three-year term ending at the Company’s annual general meeting of shareholders to be held in 2029 and recommends that the Company’s shareholders re-appoint Ms. Remigolski and Mr. Halfon, each as a Class I director for a three-year term.

 Ms. Remigolski and Mr. Halfon, whose professional backgrounds are provided below, have each advised the Company that they are willing, able and ready to serve as a Class I director if appointed. Additionally, in accordance with the Companies Law, Ms. Remigolski and Mr. Halfon have each certified to the Company that they meet all the requirements of the Companies Law for appointment as directors of a public company, they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

Mr.  Remigolski and Mr. Halfon currently serve on the Company’s audit committee. The audit committee is taking the lead on overseeing matters relating to previously disclosed seizures of certain domains of the Company’s subsidiary, NetNut Ltd., by the U.S. Department of Justice, and the Board of Directors believes continuity on these matters is important.

If reappointed at the Meeting, both Ms. Remigolski and Mr. Halfon will continue to benefit from the indemnification and exemption letter agreements that the Company previously entered into with each of them, as well as from the Company’s directors’ and officers’ liability insurance policy, as in effect from time to time.

In their capacity as members of the Company’s Board of Directors, subject to their re-appointment, Ms. Remigolski and Mr. Halfon will continue to be entitled to the following fees: (i) an annual fee of NIS 60,000 (approximately $19,1331) and (ii) an attendance fee of NIS 2,500 (approximately $797) per meeting, which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000.

[1]	All USD amounts are based on an exchange rate of USD 1: NIS 3.136, on November 2, 2026

Set forth below is certain biographical information regarding the background and experience of Ms. Remigolski and Mr. Halfon:

Ms. Rakefet Remigolski

Ms. Rakefet Remigolski has served on our board of directors since September 2020. Since 2018, Ms. Remigolski has served as Chief Finance Officer at Arazim Investments Ltd., an Israeli real-estate company publicly traded on the Tel Aviv Stock Exchange. Since September 2021, Ms. Remigolski has served as an external director at IDENTI Healthcare Ltd. Between 2015 and 2020, Ms. Remigolski served as a director and head of the audit committee at the Israeli National Sport Center, Tel Aviv. From 2008 to 2024, Ms. Remigolski taught advanced courses in financial accounting at Reichman University (IDC Herzliya) in Israel. Between 1995 and 2019, Ms. Remigolski taught advanced courses in financial accounting at the College of Management Academic Studies in Israel. Ms. Remigolski holds a B.A. in Business and an M.B.A. (Cum Laude) with a major in finance and accountancy, both from the College of Management Academic Studies in Israel. Ms. Remigolski is a certified public accountant and is a member of the Institute of Certified Public Accountants in Israel.

Mr. Yehuda Halfon

Mr. Yehuda Halfon has served on our board of directors since March 2016. Between 2009 and January 2022, Mr. Halfon served as the chief executive officer at Cooperica Property Ltd., which owns and manages real estate properties in Israel. In addition, between 2010 and January 2022, Mr. Halfon served as the chief financial officer of Local Developing Germany GmbH, which owns a large portfolio of residential assets in Germany. Since 2022, he has been an independent real estate entrepreneur. Mr. Halfon holds a B.A. in Accounting and Economics from the Hebrew University in Jerusalem and an M.B.A from the Open University of Israel. Mr. Halfon is a certified public accountant in Israel.

It is proposed that the following separate resolutions be adopted at the Meeting:

“RESOLVED, to re-appoint Ms. Rakefet Remigolski as a Class I independent director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-appointment and until she ceases to serve in her office in accordance with the provisions of the Articles or any law, whichever is earlier.”

“RESOLVED, to re-appoint Mr. Yehuda Halfon as a Class I independent director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-appointment and until he ceases to serve in his office in accordance with the provisions of the Articles or any law, whichever is earlier.”

The re-appointment of each of Ms. Remigolski and Mr. Halfon, respectively, as a Class I director, as mentioned above, requires the affirmative vote of a Simple Majority.

The Board of Directors recommends a vote “FOR” the above proposals.

PROPOSAL 3

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2025, to the Company’s shareholders. The Company’s financial statements and annual report for the year ended December 31, 2025, filed on Form 20-F with the SEC on March 19, 2026, are available on the SEC’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001725332/000121390026031556/ea0281588-20f_alarum.htm and on the Israel Securities Authority distribution website at the following address:

https://maya.tase.co.il/he/reports/companies/1729199

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2025.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 8 Yitzhak Sadeh Street Tel-Aviv, 6777508 Israel.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as other companies incorporated in states within the United States whose securities are registered under the Exchange Act. The notice of the Meeting and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 5, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 5, 2026, AND THE DISCLOSURE OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Alarum Technologies Ltd.
Chen Katz, Chairman of the Board of Directors

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